Exhibit 99.2

Brenmiller Energy Ltd.

Condensed consolidated financial statements as of and for the 6-month period ended June 30, 2025

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2025	December 31, 2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	$2,127	$4,101
Restricted deposits	33	29
Prepaid expenses and other receivables	758	604
Inventory	1,237	1,568
TOTAL CURRENT ASSETS	4,155	6,302

NON-CURRENT ASSETS:
Restricted deposits	91	86
Operating lease right-of-use assets, net	365	560
Property, plant and equipment, net	4,613	4,892
Investment in joint venture	116	74
TOTAL NON-CURRENT ASSETS	5,185	5,612

TOTAL ASSETS	$9,340	$11,914

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS (Cont.)

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2025	December 31, 2024
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade payables	$333	$276
Deferred revenue	667	387
Other payables	1,909	1,632
Current maturities of operating lease liabilities	294	501
TOTAL CURRENT LIABILITIES	3,203	2,796

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	4,885	4,303
Share based payment liability	-	300
Warrants’ liability	4	10
Operating lease liabilities	55	19
TOTAL NON-CURRENT LIABILITIES	4,944	4,632

COMMITMENTS (Note 6)

TOTAL LIABILITIES	8,147	7,428

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized 150,000,000 and 15,000,000 as of June 30, 2025 and December 31, 2024, respectively; Issued and outstanding 2,727,048 and 1,618,958 as of June 30, 2025 and December 31, 2024, respectively*	124	124
Additional paid in capital	112,776	108,615
Foreign currency cumulative translation reserve	(2,053)	(2,053)
Accumulated deficit	(109,654)	(102,200)
TOTAL SHAREHOLDERS’ EQUITY	1,193	4,486
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,340	$11,914

*	Post reverse split, see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except for per share data)

	Six months ended June 30
	2025	2024
REVENUES	$387		$-

COSTS AND EXPENSES:
COST OF REVENUES	(1,855)		(408)
RESEARCH AND DEVELOPMENT	(2,411)		(1,808)
SELLING AND MARKETING	(624)		(616)
GENERAL AND ADMINISTRATIVE	(2,075)		(2,313)
OTHER INCOME (EXPENSES), NET	6		(230)
OPERATING LOSS	(6,572)		(5,375)
INTEREST EXPENSES	(220)		(85)
OTHER FINANCIAL INCOME (EXPENSES), NET	(617)		3,879
FINANCIAL INCOME (EXPENSES), NET	(837)		3,794
SHARE IN EQUITY LOSS OF JOINT VENTURE	(45)		-
NET LOSS AND NET COMPREHENSIVE LOSS	(7,454)		(1,581)
NET LOSS PER ORDINARY SHARE:
Basic and diluted loss	$(3.79)	$	*(2.25)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	1,965,475		*702,066

*	Post reverse split, see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares)

	Ordinary Shares		Additional	Foreign currency cumulative
	Number of shares**	Amount	paid in capital	translation reserve	Accumulated deficit	Total Equity

BALANCE AS OF JANUARY 1, 2025	1,618,958	124	108,615	(2,053)	(102,200)	4,486
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2025:
Comprehensive loss for the period	-	-	-	-	(7,454)	(7,454)
Issuance of shares and warrants, net of issuance costs of $ 381 (Note 5A)	1,061,250	-	3,348	-	-	3,348
Share-based compensation	46,840	-	813	-	-	813
BALANCE AS OF JUNE 30, 2025	2,727,048	124	112,776	(2,053)	(109,654)	1,193

BALANCE AS OF JANUARY 1, 2024	430,349	124	100,237	(2,053)	(95,428)	2,880
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2024:
Comprehensive loss for the period	-	-	-	-	(1,581)	(1,581)
Issuance of shares and prefunded warrants, net of issuance costs of $383	607,684	-	5,268	-	-	5,268
Exercise of prefunded warrants	129,778	-	*-	-	-	*-
Warrants reclassified to equity	-	-	700	-	-	700
Warrants classified to liabilities	-	-	(1,649)	-	-	(1,649)
Exercise of options	361	-	3	-	-	3
Share-based compensation	23,579	-	915	-	-	915
BALANCE AS OF JUNE 30, 2024	1,191,751	124	105,474	(2,053)	(97,009)	6,536

*	Less than one thousand U.S. dollars.
**	Post reverse split – see Note 5A.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30
	2025	2024
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the period	$(7,454)	$(1,581)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	283	56
Non-cash interest and exchange rate differences, net	523	(25)
Fair value adjustment of warrants’ liability	(6)	(4,114)
Share in equity loss of joint venture	45	-
Warrants issuance costs	-	473
Share-based compensation	513	915
Other	-	233
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and receivables	(154)	187
Decrease (increase) in inventory	331	(18)
Increase (decrease) in trade payables	96	(149)
Increase in other payables and deferred revenue	557	159
Net cash used in operating activities	(5,266)	(3,864)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(9)	(26)
Investment in joint venture	(87)	-
Installation of a production facility	(91)	(225)
Participation of Israeli Innovation Authority in production facility investment	57	-
Restricted deposit withdrawn (funded)	(5)	4
Net cash used in investing activities	(135)	(247)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares, warrants and prefunded warrants	3,729	5,651
Proceeds from issuance of warrants’ liability	-	3,176
Fund raising and issuance costs	(381)	(856)
Exercise of options and warrants	-	3
Net cash provided by financing activities	3,348	7,974
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	(2,053)	3,863
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	83	(81)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF PERIOD	4,130	3,217
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF PERIOD	$2,160	$6,999

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30
	2025	2024
B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition of operating lease liability and right-of-use asset	109	-
Borrowing costs capitalized	-	53
Reclassification of share options and warrants from liabilities to equity	-	700
Reclassification of warrants from equity to liabilities	-	1,649
C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the statement of financial position
Cash and cash equivalents	$2,127	$6,966
Restricted bank deposits	33	33
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$2,160	$6,999

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – “The Company” or “the Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. On May 25, 2022, the Company’s ordinary shares (the “Ordinary Shares”) were listed and began trading on the Nasdaq Stock Market LLC (“Nasdaq”; “BNRG”). On September 11, 2023, the Company’s voluntary delisting of its securities from the Tel Aviv Stock Exchange (“TASE”) took effect (the last trading day was September 7, 2023).

The Company is a technology company that develops, produces, markets and sells thermal energy storage (“TES”) systems based on our proprietary and patented bGen™ technology. The use of the Company’s technology allows electrification and decarbonization of the industrial industry sector resulting in better integration with renewable energy sources and further reduction of carbon emissions. Through 2022, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions. In 2023, the Company commenced the commercialization of its products and services and assembled a new production line to facilitate commercial operations, that commenced operations in October 2024.

As of June 30, 2025, the Company has three wholly owned subsidiaries (in Israel, the Netherlands and the United States), that are currently inactive or are in the early stages of operations. In addition, a joint venture in Spain was established in the second half of 2024 that commenced non-significant operations in the first quarter of 2025 (collectively with the Company, “the Group”).

B.	The impact of the regional war involving Israel

While none of our facilities or infrastructure have been damaged since the war in Israel broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict and terrorist attacks on the sea routes in the Red Sea region. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. The Company's operations, including its production facility, are located in Israel. Consequently, the Company is in the process of finding alternative sources of materials and supplies and to cope with increasing costs. A negative sentiment towards Israel and Israeli companies may also affect international markets that may, in turn, affect the Company commercially and its ability to raise funds. Such disruption, including the escalation of the political situation in Israel, could materially adversely affect the Company’s business, prospects, financial condition, and results of operations.

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of June 30, 2025, as well as a history of net losses and negative operating cash flows. Towards the end of 2024, the Company started the operations of its new production line, which facilitates the shift in operations from the development stage to commercial operations and commenced the production of TES systems under sale type lease agreements with two Israeli customers. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL: (cont.)

C.	Liquidity (cont.)

As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management plans include the continued commercialization of the Company’s products and services, which require substantial funding. For that purpose, subsequent to June 30, 2025, Management has taken steps to ensure the provision of long-term financing which include inter-alia the Securities Purchase Agreement with Alpha (see Note 9A.) and current steps to reduce expenditure levels to available funds.

There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Securities and Exchange Commission (“SEC”)’s Regulation S-X. As permitted under those rules, certain footnotes and other financial information that are normally required by generally accepted accounting principles in the United States (“U.S. GAAP”) can be condensed or omitted. These financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of its financial position as of and for the periods presented. These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025, are not necessarily indicative of results that could be expected for the 2025 fiscal year or any other interim period or for any other future year. All intercompany transactions and balances have been eliminated in consolidation.

B.	Change in functional currency

Effective January 1, 2024 the Company changed its functional currency to the U.S. dollar from the New Israel Shekel (“NIS”). Prior to this change, the Group’s presentation currency used in its consolidated financial statements was the U.S. Dollar ($), while translation differences from NIS were carried to “Other Comprehensive Income or Loss”.

C.	Use of estimates in the preparation of financial statements:

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Estimates are primarily used for, but not limited to, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position or results of operations.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (cont.)

D.	Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade and other receivables, and cash, cash equivalents and restricted deposits held at financial institutions.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make progress payments during the course of project execution.

Current expected credit loss expense is $0 thousand and $289 thousand, for the six-month periods ended June 30, 2025 and 2024, respectively.

E.	New Accounting Pronouncements not yet adopted

ASU 2023-09—Income Taxes (Topic 740), effective for the Company for annual periods commencing on or after December 15, 2025 will require improvements to Income Tax disclosure. This is not expected to have a material effect on the consolidated financial statements as a result of its future adoption.

ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The ASU improves and requires more detailed information about the type of expenses in commonly presented expense captions. The ASU is not expected to have a material effect on the consolidated financial statements as a result of its future adoption.

NOTE 3 – Fair value measurements

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, other receivable and EIB loan, approximates their fair value.

As of June 30, 2025, except for warrants liability of $4 thousand (level 2 in the hierarchy), and $10 thousand, as of December 31, 2024, the Company has no financial instruments measured at fair value.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 – INVENTORY:

Comprised as follows (U.S. dollars in thousands):

		June 30, 2025	December 31, 2024
Work in progress	$	*1,178	$1,509
Raw materials		59	59
		$1,237	$1,568

*	Written down to net realizable value – see Note 7D.

NOTE 5 – EQUITY:

A.	Share capital and warrants

The share capital, warrants and options data in these interim consolidated financial statements and notes thereto are retroactively adjusted to reflect a reverse stock split of 5 to 1 performed by the Company on June 18, 2025

1)	On April 2, 2025, a special general meeting of the Company’s shareholders approved an increase in the authorized share capital of 135,000,000 Ordinary Shares following which the authorized share capital of the Company is comprised of 150,000,000 Ordinary Shares.

2)	On January 21, 2025 the Company filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register additional 343,440 ordinary shares, issued or reserved for issuance under the 2013 Option Plan (which subsequently include 502,464 ordinary shares in aggregate). See also Note 9D.

3)	Under the terms of the definitive securities purchase agreement with Alpha Capital Anstalt (“Alpha”) (see Note 11A. to the 2024 annual financial statements ), the investor had a one-time future investment right. This additional investing right was triggered on January 10, 2025), but expired after 15 business days without being exercised.

4)	On May 14, 2025, the Company completed a public offering that included the issuance of 461,539 ordinary shares, 461,539 B warrants and 461,539 C warrants, exercisable at any time until expiration date, into 461,539 and 461,539 ordinary shares of the Company, respectively (see table in (5) below). Total net proceeds received in the offering amount to $1,221 thousand (net of $279 thousand offering costs). According to their terms, these warrants were classified as equity.

5)	The following table presents the outstanding warrants, as of June 30, 2025 and their terms:

Date of issuance	Number of outstanding warrants		Exercise price for one Ordinary share	Expiration date
February 16, 2023	42,765		$83.3	February 1, 2028
February 16, 2023	4,000	(*)	NIS 306.5	February 1, 2028
June 15, 2023	49,756		$60	June 12, 2028
January 25, 2024	177,778		$25	January 25, 2029
May 14, 2025	461,539		$3.75	May 14, 2030
May 14, 2025	461,539		$3.75	May 14, 2026

(*)	Presented as a warrants’ liability in the balance sheet.

6)	On June 9, 2025, the Company filed a prospectus supplement to increase the dollar amount from Ordinary Shares, that may be offered and sold under its Sales Agreement with A.G.P./Alliance Global Partners (the “Sales Agent”), by $2,381,812. During the first half of 2025, under the agreement with the Sales Agent, the Company issued 599,711 ordinary shares, for a total net consideration of approximately $2,127 thousand; agent commissions and other issuance costs amounted to $102 thousand.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – EQUITY: (cont.)

B.	Share-based payment:

In January 2025, following the approval of the remuneration committee of the amounts due of $300 thousand (presented as a liability as of December 31, 2024), the Company granted to its officers 14,566 fully vested share options with a value of $163 thousand and 12,162 fully vested restricted shares (RS) with a value of $137 thousand; these grants were made with respect to 2024 remuneration scheme to officers of the Company (the number of options and RS granted were determined upon approval by the remuneration committee, resulting with the reclassification of the liability to equity in 2025);

Under the 2025 preservation of employees’ plan, the Company granted: 2,886 fully vested share options with the value of $32 thousand and 34,678 fully vested RS with a value of $390 thousand (recognized as an expense in 2025).

Information on the share option awards outstanding and the related weighted average exercise price as of and for the Six months ended June 30, 2025, are presented in the table below:

Relating to options:	Number of potential Ordinary Shares	Exercise price range	Aggregate Intrinsic value
Outstanding at beginning of the period	91,188	$0.05 - $1,235.5	$393,276
Granted	17,452	$0.05	$260,889
Forfeited	(350)	$200 - $307	-
Outstanding at end of the period	108,290	$0.05 - $1,235.5	$177,861
Exercisable at end of the period	66,492	$0.05 - $1,235.5	$105,451

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – EQUITY: (cont.)

B.	Share-based payment: (cont.)

The following table summarizes information about stock-based awards outstanding and exercisable at June 30, 2025:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
$0.05 - $4.15	87,500	4.4	45,702	4.5
$200 - $307	9,665	6.1	9,665	6.1
$383.5	3,885	0.1	3,885	0.1
$500	1,240	3.0	1,240	3.0
$617.5; - $926.5; - $1,235.5	6,000	6.7	6,000	6.7
$0.05 - $1,235.5	108,290	4.5	66,492	4.6

Share-based compensation expense for the periods ended June 30, 2025 and 2024 was as follows (U.S. dollars in thousands):

	Six months ended June 30
	2025	2024
Cost of revenue	7	8
Research and development	235	292
Sales and marketing	92	124
General and administrative	179	491
Total share-based compensation expenses	513	915

As of June 30, 2025, there is an unrecognized share-based compensation expense of $96 thousand to be recognized over the average remaining vesting period of 1.3 years.

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – EQUITY: (cont.)

B.	Share-based payment: (cont.)

The calculated fair value of options granted was estimated using the Black-Scholes pricing model with the following assumptions:

	Six months period ended June 30
	2025	2024
Risk-free interest rate	4.57%	3.92%-4.4%
Expected option term (in years)	5	3-5
Expected price volatility	120%	96%-103%
Fair value of an ordinary share	$11.25	$10.85-$30.5
Dividend yield	0%	0%

NOTE 6 – Certain transactions:

A.	On February 20, 2025 the Company and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) announced they have signed a strategic cooperation agreement to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel (“the Baran Cooperation Agreement”). To further bGen™ uptake within industrial sectors, Brenmiller will sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from the engineering firm’s core project capabilities to ensure effective and timely deployment. These projects include the lease agreements with Tempo and the Wolfson Medical center, see Note 12C. to the 2024 annual financial statements and Note 9B hereafter.

B.	During the interim period, the remuneration committee has approved the 2025 performance conditions plan for the remunerations of its executive employees (to be paid in cash or share based payment, as determined by the Company’s remuneration committee). As of June 30, 2025, meeting these targets in 2025 was considered not probable and was therefore not provided for.

NOTE 7 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

A.	PREPAID EXPENSES AND OTHER RECEIVABLES (U.S. dollars in thousands):

	June 30,	December 31,
	2025	2024
Institutions	$342	$253
Prepaid expenses	383	322
Others	33	29
	$758	$604

B.	OTHER PAYABLES (U.S. dollars in thousands):

	June 30,	December 31,
	2025	2024
Employees and employee institutions	$602	$933
Expenses payable	735	275
Royalties payable	559	408
Other liabilities	13	16
	$1,909	$1,632

C.	REVENUES:

In the six-month period ended June 30, 2025, the Company recognized revenue from thermal energy storage unit provided to a customer in Europe (100%).

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the reported interim periods ended June 30, 2025 amounts to $ 387 thousand.

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

D.	COST OF REVENUES (U.S. dollars in thousands):

	Six months ended June 30,
	2025	2024
Consultants and subcontractors - thermal energy storage unit costs	426	-
Write down of work-in-progress inventory to net realizable value	636	-
Operating costs not attributed to projects (mainly salary and related expenses) *	793	408
	1,855	408

*	Cost and expenses relating to periods in which the plant did not operate in full capacity.

E.	RESEARCH AND DEVELOPMENT (U.S. dollars in thousands):

	Six months ended June 30,
	2025	2024
Salary and related expenses	1,514	1,363
Consultants and subcontractors	131	210
Expenditure on materials	269	39
Office maintenance	200	177
Other	297	19
	2,411	1,808

F.	SELLING AND MARKETING (U.S. dollars in thousands):

	Six months ended June 30,
	2025	2024

Salary and related expenses	500	439
Office maintenance	18	18
Project Promotion	43	21
Consultants	10	51
Other	53	87
	624	616

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

G.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Six months ended June 30,
	2025	2024

Salary and related expenses	1,156	934
Office maintenance	117	91
Consultants and insurance	720	945
Allowance for credit losses	-	289
Depreciation and other	82	54
	2,075	2,313

H.	OTHER INCOME (EXPENSES), NET

Due to the continued efforts and difficulties involved in selling the remaining asset from the closure of the Rotem 1 project, the Company’s management decided in the six-month period ended June 30, 2024, to write off its remaining value of $229 thousand, which is included in the other operating expenses of the period.

I.	OTHER FINANCIAL INCOME (EXPENSES), NET (U.S. dollars in thousands):

	Six months ended June 30,
	2025	2024
Interest income	27	76
Fair value adjustments of warrants	6	4,114
Warrants issuance costs	-	(473)
Exchange rate differences, Net	(644)	172
Bank fees	(6)	(10)
	(617)	3,879

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

J.	Loss per ordinary share:

Basic loss per share is computed by dividing net income or loss, by the weighted-average number of Ordinary Shares outstanding during the period, including prefunded warrants with token exercise price (“penny” warrants). Diluted loss per share is based on the weighted average number of Ordinary Shares used for basic computation, as the inclusion of any potential Ordinary Shares in the reported years would be anti-dilutive.

Potentially dilutive Ordinary Shares result from the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted shares.

Basic and diluted loss per share is computed as follows:

	Six months ended June 30,
Numerator ($ in thousands):	2025	*2024
Net loss for the period, as reported, attributable to shareholders	(7,454)	(1,581)
Denominator (Ordinary Shares in thousands)
Weighted average number of shares outstanding during the period	1,965,475	588,276
Weighted average number of potential shares under prefunded warrants with token exercise price (“penny” warrants)	-	113,790
Denominator for basic and diluted loss per share – weighted number of Ordinary Shares	1,965,475	702,066

Basic and dilutive loss per Ordinary Share (in dollars)	(3.79)	(2.25)

*	Post reverse split of shares – see Note 5A.

For the reported periods, all outstanding options and warrants (except for “penny warrants”) have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of June 30, 2025: Share options and warrants exercisable to 1,232,473 Ordinary Shares that, as of June 30, 2025 that have zero effect under the treasury stock method, and share options that are “in the money” exercisable to 73,194 Ordinary Shares.

NOTE 8 – SEGMENT INFORMATION:

The Company operates in one operating and reportable segment, that is the sale or lease of bGenTM TES units, and/or the provision of energy generated therefrom and the provision of engineering or maintenance services for that purpose. The chief operating decision maker reviews financial information presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s interim consolidated income statement and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in Israel.

Brenmiller Energy Ltd.

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9 – SUBSEQUENT EVENTS:

A.	On July 25, 2025, the Company entered into a securities purchase agreement with Alpha Capital Anstalt (“Alpha”) pursuant to which, the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants (the “Securities Purchase Agreement”).

At the initial closing, which took place on July 28, 2025, for a subscription amount of $1.395 million (as amended on August 11, 2025), the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share, and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share. The pre-funded warrants are exercisable upon issuance and will expire when exercised in full. The ordinary warrants are exercisable upon issuance and expire five years from the initial exercise date. The exercise of the pre-funded warrants and ordinary warrants are subject to certain beneficial ownership limitations contained therein. On August 21, 2025, Alpha exercised all 631,579 Pre-Funded Warrants.

Following receipt of certain shareholder approvals, on September 29, 2025, the Company issued 3,800 preferred shares with a stated value of $1,000 per share, (the “Preferred Shares”), in exchange for an additional $3.8 million investment (the “Equity Closing”). Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company also issued 1,660,839 accompanying additional ordinary warrants, with an exercise price of $2.40 per share, equal to 100% of the shares underlying the Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date. Following the Equity Closing, as of the date of approval of these interim financial statements, the Company’s shareholders’ equity is expected to be above $2.5 million.

Under the terms of the Securities Purchase Agreement, subject to certain conditions and as long as any Preferred Shares or Additional Ordinary Warrants are outstanding, Alpha also has the right to purchase additional preferred shares and warrants from the Company up to an additional $20 million.

The Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, subsequent financing or other financing arranged by Alpha, subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing. Assuming full exercise of all warrants, the overall financing from Alpha may reach $50 million.

Per the agreement, the Company has agreed to file registration statements with the U.S. Securities and Exchange Commission pertaining to the resale of ordinary shares resulting from the conversion or exercise of the Preferred Shares, pre-funded warrants and warrants issued at the initial closing and Equity Closing.

B.	Further to the Baran Cooperation Agreement signed during the reporting period (Note 6A), on September 14, 2025, the Company and Baran Energy Ltd. (a subsidiary of Baran; hereinafter “Baran Energy”) have signed a system purchase agreement for the completion and operational launch of two bGen™ ZERO TES systems currently in development in Brenmiller’s portfolio in Israel (at Tempo Beverages Ltd. and Wolfson Medical Center). Under the agreement, the Company will receive project financing from Baran Energy, which will become the owner of the projects. Milestone-based payments will be made by Baran to Brenmiller during the construction and commissioning phases, amounting in total $2.8 million. Revenue from end customers will be shared between the parties based on a predefined economic model. Brenmiller will retain all intellectual property and will continue to provide, and be paid for, operations and maintenance on the bGen™ ZERO systems. The system purchase agreement became effective on September 28, 2025, after receiving the approval of both TES system clients. Following this and taking into account the overall consideration to be paid by Baran Energy, the Company will have to reassess the net realizable value of the accumulated work in progress as of the effective date above and may have to recognize an additional loss from write-down of such inventories.

C.	On July 15, 2025, the Company signed an agreement for the extension of its manufacturing facility premises lease for one additional year and one year option. The term addition of two years will be recognized as additional right-of-use asset of and lease liability of $582 thousand.

D.	On September 4, 2025, the Company filed a Registration Statement on Form S-8, to register 1,672,536 additional ordinary shares, no par value per share, to be reserved for issuance under the Brenmiller Energy Ltd.2013 Global Incentive Option Scheme, which are in addition to an aggregate of already registered 502,464 Ordinary Shares under the Plan.